SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

Under the Securities Exchange Act of 1934

(Amendment No __)*

CBAK ENERGY TECHNOLOGY, INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.001

(Title of Class of Securities)

14986C 102

(CUSIP Number)

May 22, 2019

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐  Rule 13d-1(b)
☒  Rule 13d-1(c)
☐  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 14986C 102	Page 2 of 8

1.	NAMES OF REPORTING PERSONS Asia EVK New Energy Auto Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 4,782,163
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 4,782,163
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,782,163
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 12.94% (1)
12.	TYPE OF REPORTING PERSON (see instructions) CO

(1)       Calculated based on 36,951,423 shares of CBAK Energy Technology, Inc.’s common stock, $0.001 par value per share (“Common Stock”) which are deemed outstanding.

CUSIP No. 14986C 102	Page 3 of 8

1.	NAMES OF REPORTING PERSONS Mu Li
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 4,782,163
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 4,782,163
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,782,163
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 12.94% (1)
12.	TYPE OF REPORTING PERSON (see instructions) IN

(1)       Calculated based on 36,951,423 shares of CBAK Energy Technology, Inc.’s Common Stock which are deemed outstanding.

CUSIP No. 14986C 102	Page 4 of 8

1.	NAMES OF REPORTING PERSONS Wei Qi
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 4,782,163
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 4,782,163
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,782,163
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 12.94% (1)
12.	TYPE OF REPORTING PERSON (see instructions) IN

(1)       Calculated based on 36,951,423 shares of CBAK Energy Technology, Inc.’s Common Stock which are deemed outstanding.

CUSIP No. 14986C 102	Page 5 of 8

Item 1.

(a)	Name of Issuer CBAK Energy Technology, Inc.

(b)	Address of Issuer’s Principal Executive Offices BAK Industrial Park, Meigui Street, Huayuankou Economic Zone, Dalian, China 116450

Item 2.

(a)

Name of Person Filing

This Schedule 13G is being jointly filed by each of the following persons pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission pursuant to Section 13 of the Act:

(i) Asia EVK New Energy Auto Limited (“Asia EVK”), a Hong Kong limited company with respect to the shares of the Issuer’s Common Stock directly owned by Asia EVK;

(ii) Mu Li, as the sole director and 50% owner of Asia EVK, with respect to the shares of the Issuer’s Common Stock directly owned by Asia EVK; and

(ii) Wei Qi, as the 50% owner of Asia EVK, with respect to the shares of the Issuer’s Common Stock directly owned by Asia EVK.

The foregoing persons are hereinafter sometimes collectively referred to as the “Reporting Persons.” The Reporting Persons have entered into a Joint Filing Agreement dated May 29, 2019, a copy of which is attached as Exhibit A to this Schedule 13G, pursuant to which the Reporting Persons agreed to file this Schedule 13G and any amendments thereto jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act.

(b)

Address of the Principal Office or, if none, residence

(i) As to Asia EVK, Flat/RM B, 8/F Wing On Cheong Building, 5 Wing Lok Street, Central, Hong Kong.

(ii) As to Mu Li, A-3003, Pengdudasha, Nanguang Road, Nanshan District, Shenzhen, China, 518054.

(iii) As to Wei Qi, 3-B 1005, Huayuan, Tianjian Xiandaicheng, Longgang District, Shenzhen, China, 518000.

(c)	Citizenship (i) Asia EVK is a Hong Kong limited company. (ii) Mu Li is a citizen of China. (iii) Wei Qi is a citizen of China.

Title of Class of Securities Common Stock, $0.001 par value per share.

(e)	CUSIP Number 14986C 102

Item 3.  If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution:__________________________

CUSIP No. 14986C 102	Page 6 of 8

Item 4.  Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)

Amount beneficially owned:

In the aggregate, the Reporting Persons beneficially own 4,782,163 shares of Common Stock, which are directly owned by Asia EVK. Mu Li is the sole director and owns 50% of Asia EVK. Wei Qi owns the remaining 50% of Asia EVK. As a result of these relationships, each of Mu Li and Wei Qi may be deemed to be an indirect beneficial owner of the shares of Common Stock held directly by Asia EVK. Each of Mu Li and Wei Qi disclaims beneficial ownership in such shares, except to the extent of his pecuniary interest therein.

(b)	Percent of class: The 4,782,163 shares of common stock represent approximately 12.94% of the Issuer’s outstanding Common Stock.

(c)	Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote: (i) Asia EVK 0 (ii) Mu Li 0 (iii) Wei Qi 0

	(ii)	Shared power to vote or to direct the vote: (i) Asia EVK 4,782,163 (ii) Mu Li 4,782,163 (iii) Wei Qi 4,782,163

	(iii)	Sole power to dispose or to direct the disposition of: (i) Asia EVK 0 (ii) Mu Li 0 (iii) Wei Qi 0

	(iv)	Shared power to dispose or to direct the disposition of: (i) Asia EVK 4,782,163 (ii) Mu Li 4,782,163 (iii) Wei Qi 4,782,163

Item 5.  Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following     ☐.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

Other than as set forth herein, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, in excess of 5% of the total outstanding Common Stock.

Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.  Identification and Classification of Members of the Group.

Not applicable.

Item 9.  Notice of Dissolution of Group.

Not applicable.

Item 10.  Certification.

Each of the Reporting Persons hereby makes the following certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

CUSIP No. 14986C 102	Page 7 of 8

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Asia EVK New Energy Auto Limited

Dated: May 29, 2019	By:	/s/ Mu Li
Mu Li Director

By:	/s/ Mu Li
Mu Li, individually

By:	/s/ Wei Qi
Wei Qi

CUSIP No. 14986C 102	Page 8 of 8

Exhibit A

JOINT FILING AGREEMENT
PURSUANT TO RULE 13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Dated: May 29, 2019

Asia EVK New Energy Auto Limited

By:	/s/ Mu Li
Mu Li Director

/s/ Mu Li
Mu Li, individually

/s/ Wei Qi
Wei Qi